Mail Stop 4-6


								October 14, 2004



Michael Dunn
Gray Cary Ware & Freidenrich, LLP
1221 South MoPac Expressway
Suite 400
Austin, TX 78746-6875

	Re:    	NetSolve, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed on October 1, 2004
		File No. 0-24983

Dear Mr. Dunn:

   We have limited our review of your filing to matters relating to the litigation related to the merger. Based on this limited review, we have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please expand the class action litigation disclosure on page 33 to describe more clearly the factual basis underlying the allegations of self dealing and breaches of fiduciary duty on the part of Netsolve directors in connection with the merger. Ensure that the disclosure is materially complete.

	Except for above-cited matter, we have not and do not intend to conduct any review of the proxy statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      An amended filing should be filed on the Commission`s EDGAR system. In conjunction with your filing, please address the staff`s comment in a response letter. Any questions should be directed to Maryse Mills-Apenteng at (202) 942-1861. If you need further assistance, you may contact Tangela Richter at (202) 942-1837.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director